Exhibit (a)(1)(J)

Jabil Circuit, Inc.

Amendment(s) to Stock Option and Stock Appreciation Right Award Agreement(s)

TO:
FROM:	Jabil Circuit, Inc.
DATE:
SUBJECT:	Amendments of Your Stock Options and Stock Appreciation Rights

By submitting to Jabil Circuit, Inc. (“Jabil”) a properly completed and signed Election Form indicating your election to participate in the Offer to Amend or Replace Certain Outstanding Options and Stock Appreciation Rights, you have elected to amend the exercise price per share of your eligible options and stock appreciation rights to equal the fair market value per share of the underlying stock on the revised measurement date. Your election applies to all of your eligible options and stock appreciation rights (whether vested or unvested). We have accepted your election with respect to the amended options and stock appreciation rights listed in the attached schedule entitled Schedule of Amended Options/SARs and Cash Payment (the “Schedule”). These amended options and stock appreciation rights will be exercisable (to the extent vested) at the new exercise price as listed in the attached Schedule.

In exchange for your agreement to increase the exercise price per share of your eligible options and stock appreciation rights to equal the fair market value per share of the underlying stock on the revised measurement date, Jabil will pay you a cash payment as described in the attached Schedule. Any such cash payments will be paid, less applicable tax withholdings, in January 2009.

This memorandum constitutes an amendment to each of your eligible options and stock appreciation rights as shown in the attached Schedule. To the extent not amended by this amendment, the terms and conditions of the Jabil stock plan under which the eligible options were originally granted shall remain in effect. This amendment is subject to the terms and conditions of the Offer to Amend or Replace Certain Outstanding Options and Stock Appreciation Rights and your signed Election Form. The terms and conditions of these documents shall be incorporated herein by reference and, in addition to this amendment, shall be referred to collectively as the “Exchange Offer Documents.” The Exchange Offer Documents reflect the entire agreement between you and Jabil with respect to this transaction. This amendment may be modified only by means of a writing signed by you and an authorized officer of Jabil.

JABIL CIRCUIT, INC.

By:
Timothy L. Main, President

Date:

Schedule of Amended Options/SARs and Cash Payment

Name:

The following is the schedule of your Jabil Circuit, Inc. amended options and stock appreciation rights:

Award Number	Number of Shares	New Exercise Price	Cash Payment
[INSERT NEW OPTION NUMBER]	[INSERT NUMBER OF SHARES SUBJECT TO AMENDED OPTION/SAR]	[INSERT NEW EXERCISE PRICE]	[INSERT CASH PAYMENT AMOUNT]